Exhibit 99.3

VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

This Management’s Discussion and Analysis (“MD&A”) of VERSES AI Inc. (“Company” or “VERSES”) is for the three and nine months ended December 31, 2024, and is prepared by management using information available as of February 14, 2025. The Company’s fiscal year end is March 31. The three months ended December 31, 2024, is referred to as “Q3 2025”, and the three months ended on December 31, 2023 is referred to as “Q3 2024”. This MD&A should be read in conjunction with the condensed consolidated interim financial statements of the Company for the three and nine month periods ended December 31, 2024 and the Company’s audited consolidated financial statements for the year ended March 31, 2024, and the notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board.

This MD&A complements and supplements, but does not form part of, the Company’s condensed consolidated interim financial statements. This MD&A contains forward-looking statements. Statements regarding the adequacy of cash resources to carry out the Company’s exploration programs or the need for future financing are forward-looking statements. All forward-looking statements, including those not specifically identified herein, are made subject to cautionary language.

This MD&A is prepared in conformity with National Instrument (“NI”) 51-102F1 Management’s Discussion & Analysis.

All dollar amounts referred to in this MD&A are expressed in United States dollars unless otherwise indicated.

DISCLAIMER FOR FORWARD LOOKING STATEMENTS

This following MD&A contains “forward-looking statements” (also referred to as “forward-looking information”) within the meaning of applicable Canadian securities legislation. All statements, other than statements of historical facts, included in this MD&A that address activities, events or developments that the Company expects or anticipate will or may occur in the future, including statements about the anticipated impact of the operations of the Company, as well as the benefits expected to result from capital expenditures, potential management contracts for ongoing services, and other such matters are forward-looking statements. When used in this MD&A, the words “estimate”, “plan”, “anticipate”, “expect”, “intend”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements include, among other things, statements relating to the GeniusTM beta program and the Company’s future objectives and plans.

There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur. Forward looking statements are subject to risks, uncertainties and assumptions, including those discussed elsewhere in this MD&A. Although the Company believes that the expectations represented in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Such forward-looking statements are based on a number of assumptions of management, including, without limitation: that the GeniusTM beta program will proceed as planned and that the Company will be able to operate and advance its business objectives as currently anticipated.

Some of the risks which could affect future results and could cause results to differ materially from those expressed in the forward-looking statements contained herein include but are not limited to risks related to: failure to launch the GeniusTM beta program as anticipated, or at all; general business operations; sales assumptions; limited operating history; development of the Company’s brand; competition; need for continued improvement; intellectual property issues; interactive digital media; potential liability claims; litigation; insurance; economic downturns; currency; key personnel; conflicts of interest; changes in general applicable laws; compliance with advertising laws and regulations; foreign operations; no guaranteed return on investment; dilution; fluctuation of share price; access to capital; internal controls; accounting policies; and other factors beyond the control of the Company. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risks as more particularly described under “Risk Factors.” Although the Company attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

BUSINESS OVERVIEW

The Company was incorporated under the Business Corporations Act (British Columbia) (the “BCBCA”) on November 19, 2020, under the name Chromos Capital Corp. On June 17, 2021, the Company changed its name to Verses Technologies Inc. and on June 21, 2021, the Company entered into a Contribution Agreement with Verses Technologies USA, Inc. (formerly Verses Labs Inc.) (“VTU”) pursuant to which VTU’s shareholders exchanged all of the outstanding shares for Class A Subordinate Voting Shares (“Subordinate Voting Shares”) of the Company (the “VTU Transaction”). Upon closing of the VTU Transaction on July 20, 2021, VTU became a wholly owned subsidiary of the Company, the shareholders of VTU held the majority of the Company’s outstanding Subordinate Voting Shares, all of the Company’s business was conducted through VTU and the management of VTU became the Company’s management.

On March 31, 2023, the Company changed its name to VERSES AI Inc.

VERSES is a cognitive computing company specializing in next generation intelligence systems. The Company is primarily focused on developing Genius™, an intelligence-as-a-service smart software platform, which has absorbed the Company’s previous KOSM™ and KOSM Exchange products.

The Company’s business is based on the vision of the “Spatial Web” – an open, hyper-connected, context-aware, governance-based network of humans, machines and intelligent agents. The Company’s ambition is to build tools that enable the Spatial Web and to become a leader in the transition from the information age to the intelligence age.

Overview of GeniusTM

Generative Artificial Intelligence (“AI”) models like GPT and DALL-E-2 excel at producing written and visual content by predicting the next statistically most likely word or pixel based on “correlations” and patterns found in enormous training data sets. While some outputs might suggest some spark of intelligence, mathematically, such generative AI models simply mimic the input data on which they were trained, including the biases therein, without genuine understanding or reasoning. Further, there are ethical concerns around, among other things, the predisposition of such technology for potentially generating misinformation, bias inherent in the training data and the likelihood of intellectual property infringement used in training data without consent or remuneration. The Company believes it will take more than increasing the volume of training data sets to create intelligent software that can reason, plan and learn.

VERSES is developing Genius as its flagship product, with the intention that it will generate intelligent agents (“Genius Agents”), that are each expected to function as a “digital brain” by transforming data into interoperable knowledge model (“Genius Core”) on which to infer the “causality” and hidden states that generate the data they observe. This causal modeling or “inference” mechanism is being built on Active Inference, a framework based on the Free Energy Principle.

In conventional computing, storage and compute are independent components and the sequential data transfer between the two is massively inefficient in both time and energy. In the human brain, neurons function as both memory and processor and, being interconnected, process information in parallel. Genius Core and Genius Agents are being designed to function like integrated memory and processor. Consequently, Genius Agents and Genius Core are not separate products but rather integral parts of Genius.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

Genius is not fully operational or widely available in the market, as it is currently in the development/testing stage.

The Company launched a private beta program of Genius (including Genius Agents and Genius Core) in early 2024 with ten partners, all of whom the Company had an existing business relationship with. The Company has launched the public beta program for a broader number of developers for the second half of 2024. This public beta program is expected to include enhanced functionalities and is intended to help the Company increase its potential customer base, while refining its product offerings in anticipation of the full launch of Genius.

Genius Agents

Genius Agents are intended to read from and write to HSML knowledge models to reason, plan and learn. Much like a real assistant, Genius Agents are being designed to solve complex problems based on context, intent, requirements, and restrictions. The more context (such as location, schedule, weather, history, preferences, goals, and available resources) that a Genius Agent has, the more hyper-personalized the results and recommendations it can provide. Genius Agents are being designed to adapt to dynamically changing conditions and collaborate with other agents, which are essential for evolving from automatic, to automated, to autonomous, and ultimately, to autonomic self-organizing systems.

Genius Agents are being designed to be able to perform other highly context-dependent and multi-step decisions in a professional capacity such as aggregating information from multiple sources into a unified report with charts, graphs, summaries, and suggested action items. For instance, a Genius Agent is being designed to be able to ingest a number of unstructured pdfs. research papers and generate an HSML knowledge graph mapping all authors, university attributions, bibliographical references, external citations, diagrams, formulas, and other content to answer complex questions – the answers to which are not explicit and must be inferred.

Genius Core

Genius Core is being developed to actively manage, organize, and store data, while transforming it into strategic, actionable insights. Data structures such as document-oriented databases, knowledge graphs, and vector databases offer different solutions for data storage and retrieval, each having unique strengths and weaknesses. Genius Core is being designed as a unique search, recommendation, and knowledge engine that is intended to combine the benefits of all three types (document, graph, and vector) by transforming structured and unstructured data into a unified hyperspatial knowledge model that is expected to be uniquely suited to serve as memory for AI systems which need to represent complex multidimensional relationships. In Genius Core, entities and their relationships are being modeled in HSML and queried via HSQL.

Business Model

The Company intends to market Genius to developers as a Software-as-a-Service (SaaS) for making their applications smarter, safer and more sustainable. We anticipate offering subscription tiers priced based on usage and pricing will be informed by various performance metrics gathered during the beta program.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

Highlights - Q3 2025 and Subsequent Events

On November 6, 2024, the Company announced that it intends to complete a non-brokered private placement of up to 6,800,000 units of the Company (the “LIFE Units”) at a price of CAD$0.50 per Unit for aggregate gross proceeds of up to CAD$3.4 million (the “LIFE Offering”) and a non-brokered private placement of up to 3,200,000 special warrants (the “Special Warrants”) of the Company, each exercisable for one unit of the Company (each, an “Equity Unit”, and together with the LIFE Units, the “Units”) at no additional cost, for aggregate gross proceeds of up to CAD$1.6 million (the “Special Warrant Offering”, and together with the LIFE Offering, the “Offering”).

Each Unit will consist of one Class A Subordinate Voting share of the Company (a “Share”) and one-half of one Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Share (each, a “Warrant Share”) at an exercise price of CAD$0.70 per Share, subject to adjustment in certain circumstances, for a period of 36 months from the Closing Date.

On November 8, 2024, the Company announced that it closed its previously announced non-brokered private placement of 3,600,000 Special Warrants of the Company (the “Special Warrants”) at a price of CAD$0.50 (the “Offering Price”) per Special Warrant for aggregate gross proceeds of CAD$1.8 million (the “Special Warrant Offering”). The Company’s decision to increase the size of the Special Warrant Offering from CAD$1.6 million to CAD$1.8 million was accepted by Cboe Canada (the “Exchange”) prior to closing.

In connection with the Offering, the Company: (i) paid to certain finders and advisors an aggregate cash commission of CAD$91,325; and (ii) issued to certain finders and advisors an aggregate of 182,650 compensation warrants (the “Compensation Warrants”). Each Compensation Warrant will be exercisable into one Equity Unit at the Offering Price for a period of 36 months following November 8, 2024.

On November 8, 2024, the Company closed the first tranche of its previously announced non-brokered private placement of 5,807,700 units of the Company (the “LIFE Units”) at a price of CAD$0.50 per LIFE Unit (the “Offering Price”) for aggregate gross proceeds of CAD$2,903,850 (the “LIFE Offering”).

In connection with the Offering, the Company: (i) paid to certain finders and advisors an aggregate cash commission of CAD$103,675; and (ii) issued to certain finders and advisors an aggregate of 207,350 compensation warrants (the “Compensation Warrants”). Each Compensation Warrant will be exercisable into one Equity Unit at the Offering Price for a period of 36 months following the Closing Date.

On November 15, 2024, the Company closed the second tranche of its previously announced non-brokered privateplacement (the “LIFE Offering”) of units of the Company (the “LIFE Units”) for aggregate gross proceeds in this second tranche of $512,800.

In connection with the second tranche of the LIFE Offering, the Company: (i) paid to certain finders and advisors an aggregate cash commission of C$30,082; and (ii) issued to certain finders and advisors an aggregate of 60,164 compensation warrants (the “Compensation Warrants”). Each Compensation Warrant will be exercisable into one unit of the Company (“Compensation Warrants”).

On December 9, 2024, the Company closed the third tranche of its previously announced non-brokered private placement (the “LIFE Offering”) of units of the Company (the “LIFE Units”) for gross proceeds in this third tranche of $770,000 from a single investor.

In connection with the third tranche of the LIFE Offering, the Company: (i) paid to certain finders and advisors an aggregate cash commission of $50,050; and (ii) issued to certain finders and advisors an aggregate of 100,100 compensation warrants (the “Compensation Warrants”).

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

On December 17, 2024, the Company revealed performance highlights of its flagship product Genius winning the code-breaking game Mastermind in a side by side comparison with a leading generative AI model, OpenAI’s o1 Preview, which is positioned as an industry-leading reasoning model. Over one hundred test runs, Genius consistently outperformed OpenAI’s o1-preview model one hundred and forty (140) times faster and more than five thousand times (5,000) cheaper.

On January 9, 2025, the Company announced it had closed its previously announced “reasonable best efforts” offering by way of prospectus supplement (the “Offering”). Pursuant to the Offering, the Company issued 12,738,853 units of the Company (the “Units”) at a price of C$1.57 per Unit for gross proceeds of approximately C$20,000,000. Each Unit is comprised of one Class A Subordinate Voting Share of the Company (a “Share”) and one-half of one Share purchase warrant (each whole Share purchase warrant, a “Warrant”). Each Warrant shall entitle the holder to purchase one Share of the Company (a “Warrant Share”) at an exercise price of C$1.96 per Warrant Share at any time until January 9, 2028, subject to adjustment in certain events. The Offering was completed pursuant to an agency agreement dated January 9, 2025 between the Company and A.G.P. Canada Investments ULC ( “A.G.P. Canada”).

In connection with the Offering, the Company paid the A.G.P. Canada a cash commission equal to 8% of the gross proceeds of the Offering and issued to the A.G.P. Canada or such selling agents such number of compensation warrants as is equal to an aggregate of 8% of the number of Units sold pursuant to the Offering (the “Compensation Warrants”). Each Compensation Warrant is exercisable into a Unit at an exercise price of C$1.57 per Unit until January 9, 2028. The cash commission and the number of Compensation Warrants was reduced to 2.0% in respect to the portion of aggregate gross proceeds of the Offering attributable to subscribers identified by the Company.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table presents selected financial information for each of the last eight quarters.

	December 31, 2024	September 30,2024	June 30, 2024	March 31, 2024
	$	$	$	$
Revenue	-	155,000	-	587,862
Net comprehensive profit (loss)	(16,168,992)	(8,467,773)	(10,487,104)	(15,668,551)
Loss per class A subordinate voting shares - basic and diluted	(0.09)	(0.05)	(0.07)	(0.11)
Loss per class B proportionate voting shares - basic and diluted	$Nil	$Nil	$Nil	(0.66)
Total assets	5,106,087	8,571,641	13,550,293	5,699,640
Working capital (deficit)	(23,697,120)	(12,947,693)	(9,320,085)	(7,270,243)

	December 31, 2023	September 30, 2023	June 30, 2023	March 31, 2023
	$	$	$	$
Revenue	544,536	558,814	275,519	392,492
Net comprehensive profit (loss)	(14,900,263)	(8,184,399)	(8,138,503)	(5,240,776)
Loss per class A subordinate voting shares - basic and diluted	(0.10)	(0.06)	(0.07)	(0.04)
Loss per class B proportionate voting shares - basic and diluted	(0.64)	(0.37)	(0.41)	(0.28)
Total assets	11,400,490	17,965,967	11,215,601	8,640,747
Working capital (deficit)	7,206,302	15,120,282	1,665,651	640,853

During the quarter ended March 31, 2023, the Company recorded net comprehensive loss of $5,240,776, which is $669,420 higher than the net comprehensive loss recorded in the quarter ending December 31, 2023, due to lower grant income and revenue ($383,723), and higher interest expenses from the convertible debenture ($101,918).

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

During the quarter ended June 30, 2023, the Company recorded net comprehensive loss of $8,150,603, which is $2,909,827 higher than the net comprehensive loss recorded in the quarter ending March 31, 2023, due higher marketing expenses ($942,011), share-based payments from the revaluation of the options and broker warrants ($615,394), investor relations expenses ($465,535), and research and development expenses ($414,746).

During the quarter ended September 30, 2023, the Company recorded total assets of $17,965,967 which is $6,750,366 higher than previous quarter mainly due to new fundraising in July 2023. The increase in total assets combined with the conversion of the convertible debentures resulted in a higher working capital, which is $13,454,631 higher than in the previous quarter.

During the quarter ended December 31, 2023, the Company recorded a net comprehensive loss of $14,900,263 which is $6,715,864 higher than previous quarter mainly due to the grant of stock options to employees and strategic consultants which resulted in a rise in share-based compensation to $6,267,643.

During the quarter ended March 31, 2024, the Company recorded a net comprehensive loss of $15,668,551 which is $768,288 higher than previous quarter mainly due to a provision for legal settlement regarding an arbitration award against VTU for $6,307,258 which was partially offset by a lower share based payment expense of $5,650,560.

During the quarter ended June 30, 2024, the Company recorded a net comprehensive loss of $10,487,104 which is $5,181,447 lower than previous quarter mainly due to a provision for legal settlement regarding an arbitration award against VTU for $6,307,258 recorded in the previous quarter. The difference was partially offset by the provision for contract settlement of $1,252,076 recorded in June 2024.

During the quarter ended September 30, 2024, the Company recorded a net comprehensive loss of $8,467,773 which is $2,019,331 lower than previous quarter mainly due to the gain on the derivative liability portion of the convertible debenture recorded in the quarter ($2,464,873).

During the quarter ended December 31, 2024, the Company recorded a net comprehensive loss of $16,168,992, which is $7,701,219 higher than previous quarter, mainly due the loss on the derivative liability portion of the convertible debenture recorded in the quarter ($5,475,867) and the grant and revaluation of stock options and RSUs to employees and strategic consultants which resulted in a rise in share-based compensation of $5,153,634. Lower operational expenses partially offset de increase by $2,156,644.

SELECTED QUARTERLY FINANCIAL INFORMATION

The following table sets forth selected financial information for Q3 2025 and Q32 2024, which has been derived from the condensed consolidated interim financial statements and accompanying notes, in each case prepared in accordance with IFRS. The following discussion should be read in conjunction with the condensed consolidated interim financial statements, and it may not be indicative of the Company’s future performance.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

FINANCIAL RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31, 2024

	Q3 2025	Q3 2024
Total revenue	$-	$544,536
Loss from Continuing Operations	(13,262,819)	(14,982,347)
Loss from Continuing Operations Per Class A Subordinate Voting Shares - Basic and Diluted	(0.08)	(0.10)
Loss from Continuing Operations Per Class B Proportionate Voting Shares - Basic and Diluted	$Nil	(0.64)
Net Comprehensive loss	(16,168,992)	(14,900,263)
Loss Per Class A Subordinate Voting Shares - Basic and Diluted	(0.09)	(0.10)
Loss Per Class B Proportionate Voting Shares - Basic and Diluted	$Nil	(0.64)
Total assets	5,106,087	11,400,490
Total liabilities	$27,580,499	$4,027,569

The following table provides an overview of the financial results in Q3 2025 as compared to Q3 2024:

	Q3 2025	Q3 2024
Revenue	$-	$544,536
Cost of revenue	-	(396,496)
	-	148,040
Expenses:
Accounting fees	77,957	123,886
Consulting fees	943,413	1,242,469
Depreciation	44,181	70,580
Investor relations	293,837	754,247
Legal fees	202,403	580,208
Management fees	49,753	12,500
Marketing	432,639	916,314
Office and general	479,046	420,161
Personnel expenses	768,718	654,900
Rent	15,408	2,220
Research and development	2,984,580	3,712,272
Share based payments	6,893,858	6,267,643
Travel and meals	77,026	372,987
	13,262,819	15,130,387
Other items:
Interest expense	(251,962)	(2,226)
Accretion expense	(265,356)	-
Other income	18,056	81,657
Grant income	42,071	-
Loss on derivative liability	(3,010,994)	-
NET LOSS	$(16,731,004)	$(14,902,916)

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

DISCUSSIONS OF OPERATIONS FOR THE THREE MONTHS ENDED DECEMBER 31, 2024

VERSES recorded a net loss of $16,731,004 in Q3 2025, which is $1,828,088 higher than the loss of $14,902,916 in Q3 2024, mainly attributed to the loss on derivative liability ($3,010,994), which was partially offset by lower operational expenses ($1,867,568).

Revenues

During Q3 2025, the Company’s revenue was $nil, a decrease of $544,536 compared to $544,536 recorded in Q3 2024 mainly due to the early termination of the Company’s SaaS project.

For the quarter ended	Q3 2025	Q3 2024	Change
Recognized at a point in time	$-	$-	$-
Recognized over the duration of contracts	-	544,536	(544,536)
Total Revenue	$-	$544,536	$(544,536)

Cost of revenue

The Company incurred $nil in cost of revenue during Q3 2025, a decrease of $396,496 when compared to $396,496 recorded in Q3 2024. The reduction is attributed to the early termination of the Company’s SaaS project.

Expenses

Expenses decreased $1,867,568 from $15,130,387 in Q3 2024 to $13,262,819 in Q3 2025. The changes in expenses were attributable to the following items:

For the period ended	Q3 2025	Q3 2024	Change
Accounting fees	$77,957	$123,886	$(45,929)
Consulting fees	943,413	1,242,469	(299,056)
Depreciation	44,181	70,580	(26,399)
Investor relations	293,837	754,247	(460,410)
Legal fees	202,403	580,208	(377,805)
Management fees	49,753	12,500	37,253
Marketing	432,639	916,314	(483,675)
Office and general	479,046	420,161	58,885
Personnel expenses	768,718	654,900	113,818
Rent	15,408	2,220	13,188
Research and development	2,984,580	3,712,272	(727,692)
Share based payments	6,893,858	6,267,643	626,215
Travel and meals	77,026	372,987	(295,961)
Total operating expenses	$13,262,819	$15,130,387	$(1,867,568)

●	Consulting fees decreased by $299,056 mostly because of reductions in business development fees ($499,591), which was partially offset by higher fees paid to the Company’s financial advisor ($153,617), and tax consulting fees ($75,000). Other general consulting expenses decreased by $28,082 when compared to the previous year.

●	The decrease in investor relations of $460,410 is mostly attributed to lower expenditure on corporate and business strategy ($481,969). Other general investor relations expenditures represented an increase of $21,559.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

●	Legal fees decreased by $377,805 when compared to the previous year mainly due to the reduction of special projects conducted in the previous year by the Company with the support of external counsel.

●	The decrease of $483,675 in marketing is mostly related to lower investments in social media management and content marketing services ($105,305), marketing and investor awareness ($104,256), digital marketing services ($93,659), and spatial web adoption services ($84,000). Other general marketing expenditures represented a decrease of $96,455.

●	Personnel expenses increased by $113,818 mainly due to salary increases to management members.

●	Research and development (“R&D”) decreased by $727,692 as the Company reduced the size of the engineering and product management teams to focus on the development of its products. R&D is compounded by payroll, payroll benefits, payroll taxes, independent contractors, and hosting-related costs.

●	Share based compensation increased by $626,215 due to a higher valuation of the restricted stock units granted to the employees and strategic consultants of the Company ($2,973,801), new RSUs granted ($2,800,597), which was partially offset by a lower value of new stock options granted ($4,467,299) and a lower accrual of the graded vesting of stock options granted to employees and strategic consultants of the Company ($680,884).

Other items

During Q3 2025, other items amounted to an expense of $3,468,185, which is an increase of $3,547,616 from an income of $79,431 during Q3 2024. The changes in other items were impacted by the following items:

For the period ended	Q3 2025	Q3 2024	Change
Interest expense	$(251,962)	$(2,226)	$(249,736)
Accretion expense	(265,356)	-	(265,356)
Other income	18,056	81,657	(63,601)
Grant income	42,071	-	42,071
Loss on derivative liability	(3,010,994)	-	(3,010,994)
Total other items	$(3,468,185)	$79,431	$(3,547,616)

●	Interest expense increase relates to the interest accrual of the convertible debentures.

●	Accretion expense attributable to convertible debenture.

●	Other income consisted of interest income from interest-bearing accounts.

●	The changes in the estimates in the Monte-Carlo binomial model resulted in a loss on the fair value of the derivative liability of the convertible debenture of $3,010,994.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

FINANCIAL RESULTS FOR THE NINE MONTHS ENDED DECEMBER 31, 2024

	December 31, 2024	December 31, 2023
Total revenue	$155,000	$1,378,869
Loss from Continuing Operations	(33,819,722)	(30,745,557)
Loss from Continuing Operations Per Class A Subordinate Voting Shares - Basic and Diluted	(0.26)	(0.23)
Loss from Continuing Operations Per Class B Proportionate Voting Shares - Basic and Diluted	(1.63)	(1.42)
Net loss	(35,123,869)	(31,223,165)
Loss Per Class A Subordinate Voting Shares - Basic and Diluted	(0.27)	(0.23)
Loss Per Class B Proportionate Voting Shares - Basic and Diluted	$Nil	(1.44)
Total assets	5,106,087	11,400,490
Total liabilities	$27,580,499	$4,027,569

The following table provides an overview of the financial results for the NINE months ended December 31, 2024, as compared to December 31, 2023:

For the period ended	December 31, 2024	December 31, 2023
Revenue	$155,000	$1,378,869
Cost of revenue	(145,000)	(1,140,198)
	10,000	238,671
Expenses:
Accounting fees	428,364	395,926
Consulting fees	3,798,445	3,325,425
Depreciation	138,088	196,814
Investor relations	899,830	2,163,563
Legal fees	1,066,515	1,289,425
Management fees	134,334	12,500
Marketing	1,631,689	3,574,829
Office and general	1,420,025	1,318,350
Personnel expenses	2,530,730	2,713,028
Provision for contract settlement	1,252,076	-
Rent	75,487	12,603
Research and development	11,246,495	7,934,611
Share based payments	8,855,582	7,233,036
Travel and meals	352,062	814,118
	33,829,722	30,984,228

Other items:
Interest expense	(545,000)	(346,854)
Accretion expense	(719,195)	(203,918)
Other income	68,026	259,843
Grant income	98,105	-
Loss on derivative liability	(546,121)	-
NET LOSS	$(35,463,907)	$(31,036,486)

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

DISCUSSIONS OF OPERATIONS

VERSES recorded a net loss of $35,463,907 during the period ending December 31, 2024, which is $4,427,421 higher than the loss of $31,036,486 during the period ending December 31, 2023, mainly attributable to increases in research and development ($3,311,884), share based payments ($1,622,546), and provision for contract settlement ($1,252,076), which was partially offset by lower marketing expenses ($1,943,140) and lower investor relations expenses ($1,263,733).

Revenues

During the period ending December 31, 2024, the Company’s revenue was $155,000, a decrease of $1,223,869 compared to $1,378,869 recorded in the period ending December 31, 2023, mainly due to the early termination of the Company’s SaaS project.

For the period ended	December 31, 2024	December 31, 2023	Change
Recognized at a point in time	$155,000	$218,600	$(63,600)
Recognized over the duration of contracts	-	1,160,269	(1,160,269)
Total Revenue	$155,000	$1,378,869	$(1,223,869)

Cost of revenue

The Company incurred $145,000 in cost of revenue in the period ending December 31, 2024, a decrease of $995,198 when compared to $1,140,198 recorded in the period ending December 31, 2023. The reduction is attributed to the early termination of the Company’s SaaS project.

Expenses

Expenses increased $2,845,494 from $30,984,228 in the period ending December 31, 2023, to $33,829,722 in the period ending December 31, 2024. The changes in expenses were attributable to the following items:

For the period ended	December 31, 2024	December 31, 2023	Change
Accounting fees	$428,364	$395,926	$32,438
Consulting fees	3,798,445	3,325,425	473,020
Depreciation	138,088	196,814	(58,726)
Investor relations	899,830	2,163,563	(1,263,733)
Legal fees	1,066,515	1,289,425	(222,910)
Management fees	134,334	12,500	121,834
Marketing	1,631,689	3,574,829	(1,943,140)
Office and general	1,420,025	1,318,350	101,675
Personnel expenses	2,530,730	2,713,028	(182,298)
Provision for contract settlement	1,252,076	-	1,252,076
Rent	75,487	12,603	62,884
Research and development	11,246,495	7,934,611	3,311,884
Share based payments	8,855,582	7,233,036	1,622,546
Travel and meals	352,062	814,118	(462,056)
Total operating expenses	$33,829,722	$30,984,228	$2,845,494

●	Consulting fees increase of $473,020 is related to higher fees paid to the Company’s financial advisors ($1,092,180), which was partially offset by lower business development consulting costs ($696,350). Other general consulting expenses increased by $77,190 when compared to the previous year.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

●	The decrease in investor relations of $1,263,733 is mostly attributed to lower expenditure in corporate and business strategy ($885,513), public relations ($222,126), and capital markets consultants ($80,680). Other general investor relations decreased by $75,414 when compared to the previous year.

●	Legal fees decreased by $222,910 when compared to the previous year mainly due to the reduction of special projects conducted in the previous year by the Company with the support of external counsel.

●	The decrease of $1,943,140 in marketing is mostly related to lower investments in digital marketing services ($598,713), marketing and investor awareness ($516,955), video production ($360,000), and spatial web adoption services ($210,000). Other general marketing activities represented a reduction of $257,472.

●	Personnel expenses decreased by $182,298 mainly due to lower expenses with the general and administrative overhead.

●	Research and development (“R&D”) increased by $3,311,884 as the Company increased the size of the team to focus on the development of its products. R&D is compounded by payroll, payroll benefits, payroll taxes, independent contractors, and hosting-related costs.

●	Share based compensation increased by $1,622,546 due to new grants and higher value of RSUs ($6,416,690), which was partially offset by a lower expense with stock options grants ($4,154,739), revaluation of the modification of broker’s warrants that happened in the last year ($440,604), and settlement agreement of closed last year ($198,801).

Other items

During the period ending December 31, 2024, other items amounted to an expense of $1,644,185, which is an increase of $1,353,256 from an expense of $290,929 during the period ending December 31, 2023. The changes in other items were impacted by the following items:

For the period ended	December 31, 2024	December 31, 2023	Change
Interest expense	$(545,000)	$(346,854)	$(198,146)
Accretion expense	(719,195)	(203,918)	(515,277)
Other income	68,026	259,843	(191,817)
Grant income	98,105	-	98,105
Loss on derivative liability	(546,121)	-	(546,121)
Total other items	$(1,644,185)	$(290,929)	$(1,353,256)

●	Interest expense decrease relates to the interest accrual of the convertible debentures.
●	Accretion expense attributable to convertible debenture.
●	Other income consisted of interest income from interest-bearing accounts.
●	The changes in the estimates in the Monte-Carlo binomial model resulted in a loss of the fair value of the derivative liability of the convertible debenture of $546,121.

12

VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

LIQUIDITY AND CAPITAL RESOURCES

For the period ended	December 31, 2024	December 31, 2023	Change
Cash used in operating activities	$(24,280,587)	$(22,683,399)	$(1,597,188)
Cash used in investing activities	(512,757)	(835,953)	323,196
Cash provided (used in) financing activities	24,448,030	25,027,744	(579,714)
Foreign exchange effect on cash	329,538	(186,679)	516,217
Net change in cash during the period	$(15,776)	$1,321,713	$(1,337,489)

Cash used in operating activities is comprised of net loss, add-back of non-cash expenses, and net change in non-cash working capital items. Cash used in operating activities increased to $1,597,188 in the period ended December 31, 2024, from $22,683,399 in the period ended December 31, 2023. The increase is mostly attributed to the higher loss adjusted by items not involving cash in the period ended December 31, 2024 ($1,404,973).

The decrease in financing activities is due to a reduction of net proceeds from the issuance of units ($9,596,889), issuance of equity instruments ($7,338,638), and repayment of promissory notes ($2,000,000). The decrease was partially offset by the issuance of convertible debentures ($10,000,000), issuance of special warrants received ($8,138,228), grant received ($122,748), and lease payments ($94,837).

The Company has historically raised sufficient funds to carry out its growth plans, in part, on the continuation of its agreements and investor support. The Company will continue to rely on such support to generate sufficient amounts of cash and cash equivalents to maintain capacity, satisfy short and long term capital requirements, and meet planned growth objectives. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions and its success with its strategic collaborations. Any quoted market for the Company’s shares may be subject to market trends generally, notwithstanding any potential success of the Company in creating new revenues, cash flows or earnings.

The Company’s ability to continue its operations and to realize its assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs. The necessity that the Company raise sufficient funds to carry out its growth plans is conditional, in part, on the continuation of its agreements and investor support. The material uncertainty raised by these events and conditions may cast substantial doubt about the Company’s ability to continue as a going concern. The Company’s financial statements do not give effect to any adjustments, which would be necessary should the Company be unable to continue as a going concern. In such circumstances, the Company would be required to realize its assets and discharge its liabilities outside of the normal course of business, and the amounts realized could differ materially from those reflected in the accompanying condensed consolidated interim financial statements.

The Company’s condensed consolidated interim financial statements have been prepared on a going concern basis which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company has incurred losses since inception and has not yet achieved profitable operations. The Company has been relying on debt and equity financing to fund its operations in the past. While the Company has been successful in securing financing to date, there can be no assurances that it will be able to do so in the future. As noted in the report of our independent public accountants for our financial statements for the year ended March 31, 2024, the aforementioned factors raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that such audited annual financial statements were issued.

Historically, the Company has used net proceeds from issuances of debt and equity to provide sufficient funds to meet its near-term asset development plans and other contractual obligations when due. Management plans to fund the operations of the Company with its current working capital and through additional equity and/or debt financings. Management believes that this plan provides an opportunity for the Company to continue as a going concern.

13

VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

In view of these matters, continuation as a going concern is dependent upon continued operations of the Company, which in turn is dependent upon the Company’s ability to, meet its financial requirements, raise additional capital, and the success of its future operations.

The Company’s long-term capital requirements may vary materially from those currently planned and will depend on many factors, including the rate of net sales growth, the timing and extent of spending on research and development efforts and other growth initiatives, the expansion of sales and marketing activities, the timing of new products, and overall economic conditions. The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing capital market conditions and its success with its strategic collaborations. Any quoted market for the Subordinate Voting Shares may be subject to market trends generally, notwithstanding any potential success of the Company in creating new revenues, cash flows or earnings. The sale of additional equity would result in additional dilution to the Company’s shareholders. The incurrence of debt financing would result in debt service obligations and the instruments governing such debt could provide for operating and financing covenants that may restrict our operations. There can be no assurances that we will be able to raise additional capital on terms that are attractive to us or at all. The inability to raise capital would adversely affect our ability to achieve our business objectives.

COMMITMENTS

The Company has an obligation to pay royalties to Cyberlab, LLC (a company owned by a director and officer). Cyberlab shall be entitled to receive a share of the gross revenue derived from the sales, licensing and other commercial activities involving Spatial Domain Names, pursuant to the following schedule:

●	Years 1 through 10 of the Spatial Domain Program: Cyberlab shall be entitled to Five Percent (5%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Five Percent (95%) to allocate between itself and other Spatial Domain Program stakeholders (e.g. registries, registrars, etc.) as it sees fit.
●	Years 11 through 14 of the Spatial Domain Program: Cyberlab shall be entitled to retain Four Percent (4%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Six Percent (96%).
●	Years 15 through 17 of the Spatial Domain Program: Cyberlab shall be entitled to retain Three Percent (3%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Seven Percent (97%).
●	Years 18 and 19 of the Spatial Domain Program: Cyberlab shall be entitled to retain Two Percent (2%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Eight Percent (98%).
●	Years 20 through 25 of the Spatial Domain Program: Cyberlab shall be entitled to retain One Percent (1%) of all gross revenue from the Spatial Domain Program, while VERSES shall retain the remaining Ninety-Nine Percent (99%).

As of December 31, 2024, no amounts are payable under the royalties agreement.

The Company is obligated to grant stock options (“Options”), deferred share units (“DSU”), or restricted stock units (“RSU”) to qualifying consultants and employees based on their respective contracts, to be determined at the grant date based on the market price of the Company’s shares. As at December 31, 2024, the outstanding commitment balance is nil (March 31, 2024 – 8,965,855) to be granted as options, RSUs or DSUs.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

The Company has also entered into severance agreements with its executives. In the case of involuntary termination or a change in control, the executives are entitled to a monetary payment equal to 12 month’s worth of base salary, continuation for 12 months of medical and dental insurance, and immediate, accelerated vesting of all stock options, equity, and related compensation.

OUTSTANDING SHARE CAPITAL

As at	The date of this MD&A	December 31, 2024
Shares issued to Class A Subordinate Voting Share shareholders	191,487,490	177,414,585

OUTSTANDING WARRANTS

As at		The date of this MD&A	December 31, 2024
Warrants		47,829,720	41,896,888
Special Warrants	(Note 1)	3,600,000	-
		51,429,720	41,896,888

(1)	Each Special Warrant is exercisable, at no additional costs, for one unit of the Company (each, an “Equity Unit”). Each Equity Unit consists of one Class A Subordinate Voting share of the Company (a “Share”) and one-half of one Share purchase warrant (each whole warrant, a “Warrant”). Each Warrant will entitle the holder thereof to acquire one Share at an exercise price of CAD$0.70 per Share, subject to adjustment in certain circumstances, for a period of 36 months from November 8, 2024.

OUTSTANDING STOCK OPTIONS

As at	The date of this MD&A	December 31, 2024
Stock options	20,889,371	21,072,705

OUTSTANDING RESTRICTED SHARE UNITS (“RSUs”)

As at		The date of this MD&A	December 31, 2024
RSUs	Note 1	20,921,667	20,921,667

Note:

(1)	RSUs are convertible into one Subordinate Voting Shares or payable in cash.

TRANSACTIONS WITH RELATED PARTIES

The Company’s related parties consist of directors, executive officers, and companies owned in whole or in part by those individuals. Transactions are measured at the exchange amount, which is the amount agreed to by the parties.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company. The Company has determined that key management personnel consist of executive and non-executive members of the Company’s Board of Directors and senior officers.

15

VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

The following salaries, fees, and expenses were incurred:

	Three months ended		Nine months ended
	December 31,		December 31,
	2024	2023	2024	2023
Management fees	$49,753	$12,500	$134,334	$12,500
Management salaries and benefits included in personnel expenses	347,051	305,929	1,117,687	1,033,436
Share-based payments (Note 8)	302,201	486,509	626,013	920,566
	$699,005	$804,938	$1,878,034	$1,966,502

The following management members incurred in the salaries and management fees:

	Three months ended		Nine months ended
	December 31,		December 31,
	2024	2023	2024	2023
Management salaries, Chief Executive Officer and Founder	112,811	99,445	423,433	367,574
Management salaries, President and Founder	82,683	81,997	248,048	297,949
Management salaries, Chief Financial Officer	67,129	66,605	240,004	195,905
Management salaries, Chief Operating Officer	84,428	57,882	206,201	172,008
Management fees, Chair of the Board of Directors	49,753	12,500	134,334	12,500
Total	$396,804	$318,429	$1,252,021	$1,045,936

Included in accounts payable and accrued liabilities at December 31, 2024, were amounts totaling $22,500 (March 31, 2024 – $nil) due to the Chairman of the Company.

Included in due from related parties at December 31, 2024 were amounts totaling $2,352,142 (March 31, 2024 - $1,872,334) due from companies controlled by key management personnel. These amounts are unsecured and interest-free.

-	$1,218,104 (March 31, 2024 - $954,150) was paid as pre-payment of royalties owing to Cyberlab, LLC (“Cyberlab”), an entity controlled by Dan Mapes, President and a director of the Company. Such royalties are payable and due upon the commercialization of spatial domains. This amount is unsecured and interest-free.

-	$1,134,038 (March 31, 2024 - $918,184) was paid as advances to support the Spatial Web Foundation, an entity controlled by Gabriel Rene, CEO and a director of the Company. The Spatial Web Foundation is currently developing standards for the ethical interoperability between augmented and virtual reality, which the Company considers essential for the proper development of Web 3.0. This amount is unsecured and interest-free.

Also included in the due from related parties is an unsecured loan of $67,305 (March 31, 2024 - $64,936) to a key member of the management team. The loan has an annual interest rate of 5% and requires principal and interest to be paid in full by May 1, 2033. No repayments were made in the period ending December 31, 2024.

-	This amount was advanced to Michael Wadden, Chief Commercial Officer of the Company, as a loan to allow Mr. Wadden to discharge taxes owing in connection with equity compensation granted by the Company. This loan is unsecured and has an annual interest rate of 5% and requires principal and interest to be paid in full by May 1, 2033. No repayments were made in the year ended March 31, 2024.

16

VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

On December 23, 2024, the Company granted 439,506 stock options to the Chief Financial Officer and 200,000 stock options to its Chief Operating Officer with an exercise price of CAD$1.13, expiring in 5 years, where 439,506 vested on the grant date and 200,000 will vest 25% within one year of the grant date, and 6.25% every subsequent quarter. The Company revalued the RSUs based on the market price of one Subordinate Voting Share on the revaluation date. The stock options were fair valued at $118,679, of which $30,831 (December 31, 2023 - $355,691) is recognized in the current period using the Black-Scholes option pricing model.

On September 13, 2024, 2,000,000 RSUs were granted to the Chairman of the Company, expiring in 10 years, where 33.33% will vest within 1 year of the vesting date, and 8.33% will vest every quarter thereafter. The Company revalued the RSUs based on the market price of one Subordinate Voting Share. The Company used the Black-Scholes option pricing model to recognize $458,577 in the current period.

On July 3, 2024, the Company granted 100,000 stock options to the Chief Operating Officer and 50,000 to the Chief Financial Officer. The Options have an exercise price of CAD$1.07 and expire in 5 years. 25% of the options will vest within one year of the grant date and 6.25% every subsequent quarter. The stock options were fair valued at $89,352, of which $34,956 is recognized in the current period using the Black-Scholes option pricing model.

On July 3, 2024, the Company granted 50,000 RSUs to the Chief Financial Officer and 450,000 to the independent directors. The RSUs have no exercise price and expire in 10 years. They vest 33.33% within one year of the grant date and 33.33% yearly thereafter. The Company revalued the RSUs based on the market price of one Subordinate Voting Share on the revaluation date. The Company recognized $172,705 as share-based payment for RSUs in the current period.

On December 15, 2023, the Company granted 50,000 stock options to its Chief Operating Officer with an exercise price of CAD$1.35. The options expire in 5 years, with 25% vesting within one year of the grant date and 6.25% every subsequent quarter. The stock options were fair valued at $38,203, of which $4,231 (December 31, 2023 - $19,883) is recognized in the current period using the Black-Scholes option pricing model.

On December 31, 2024, the RSUs granted to a director in the year ended March 31, 2023, were valued the RSUs based on the market price of one Subordinate Voting Share on the revaluation date, of which $75,287 is derecognized in the current period (December 31, 2023 - $353,392 was recognized).

On December 31, 2024, the stock options granted in prior periods to the directors and officers were recognized as an expense in the current period using the graded vesting method over the vesting period is $nil (December 31, 2023 - $211,483).

CRITICAL ACCOUNTING ESTIMATES

●	Equipment – The Company reviews its estimate of the useful lives of depreciable assets at each reporting date based on the expected utilization of the assets. Uncertainties in these estimates relate to technical obsolescence that may change the utilization of equipment.

●	Recoverability of accounts receivable, contracts assets, unbilled revenues, and allowance for credit loss – The Company provides an allowance for the expected credit losses based on an assessment of the recoverability of accounts receivable. Allowances are applied to accounts receivable at initial recognition based on the probability of default by the customers. Management analyzes historical bad debts, customer concentrations, customer creditworthiness, current economic trends, and changes in customer payment terms when making a judgment to evaluate the adequacy of the allowance for expected credit losses. Where the expectation is different from the original estimate, such difference will impact the carrying value of accounts receivable.

17

VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

●	Share-based payments – The fair value of stock options granted and compensatory warrants are measured using the Black-Scholes option pricing model. Measurement inputs include share price on the measurement date, exercise price of the option, expected volatility, expected life of the options, expected dividends, and the risk-free rate. The Company estimates volatility based on its historical share price or historical share price of comparable companies, excluding specific time frames in which volatility was affected by specific transactions that are not considered to be indicative of the entities’ expected share price volatility. The expected life of the options and warrants is based on historical experience and general option holder behavior. Dividends were not taken into consideration as the Company does not expect to pay dividends.

●	Convertible debenture – The convertible debenture included an option which can be settled in the Company’s Subordinate Voting Shares. Therefore, the value of the convertible debenture was separated into its liability and derivative components on the consolidated statements of financial position. The liability component is initially recognized at fair value, calculated at the net present value of the Convertible debenture, and the derivative component is fair valued based on the Monte Carlo simulation model and estimations are provided by the management. The effective interest rate used is the estimated rate for non-convertible debt with similar terms at the time of issue.

●	Income tax – Income tax expense is comprised of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity. Current tax expense is the expected tax payable on taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

FINANCIAL INSTRUMENTS

As of December 31, 2024, the Company’s financial instruments consist of cash and restricted cash, accounts receivable, due from related parties, accounts payable and accrued liabilities, restricted share unit liability, provision for legal claim, convertible debenture, and loans payable.

IFRS 13 Fair Value Measurement establishes a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used to measure fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. IFRS 13 prioritizes the inputs into three levels that may be used to measure fair value:

● Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

● Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

● Level 3 – Prices or valuation techniques that are not based on observable market data and require inputs that are both significant to the fair value measurement and unobservable.

The Company uses judgment to select the methods used to make certain assumptions and in performing the fair value calculations in order to determine (a) the values attributed to each component of a transaction at the time of their issuance; (b) the fair value measurements for certain instruments that require subsequent measurement at fair value on a recurring basis; and (c) for disclosing the fair value of financial instruments subsequently carried at amortized cost. These valuation estimates could be significantly different because of the use of judgment and the inherent uncertainty in estimating the fair value of these instruments that are not quoted in an active market.

18

VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

The fair value of cash and restricted cash, accounts receivable, due from related parties, accounts payable and accrued liabilities, promissory notes, provision for legal claim, and loans payable are measured using Level 1 inputs, the fair value of restricted share unit liability and convertible debentures are measured using Level 2 and Level 3 inputs.

The carrying value of the Company’s other financial instruments approximate their fair values due to their short-term maturities.

There were no transfers between the levels of the fair value hierarchy during the period.

As of December 31, 2024	Level 1	Level 2	Level 3	Total
Assets:
Cash and restricted cash	$876,951	$-	$-	$876,951
Due from related parties	$2,419,447	$-	$-	$2,419,447
Liabilities:
Accounts payable and accrued liabilities	$3,161,013	$-	$-	$3,161,013
Convertible debenture	$-	$5,189,704	$5,722,835	$10,912,539
Provision for legal claim	$6,182,258	$-	$-	$6,182,258
Restricted share unit liability	$-	$6,962,912	$-	$6,962,912
Loans payable	$139,029	$-	$-	$139,029

As of March 31, 2024	Level 1	Level 2	Level 3	Total
Assets:
Cash	$892,727	$-	$-	$892,727
Accounts receivable	$100,000	$-	$-	$100,000
Due from related parties	$1,937,270	$-	$-	$1,937,270
Liabilities:
Accounts payable and accrued liabilities	$2,865,002	$-	$-	$2,865,002
Promissory notes	$2,000,000	$-	$-	$2,000,000
Provision for legal claim	$6,307,258	$-	$-	$6,307,258
Restricted share unit liability	$-	$576,214	$-	$576,214
Loans payable	$140,904	$-	$-	$140,904

Credit risk

Credit risk is the risk of loss associated with a counterparty’s inability to fulfill its payment obligations. The financial instrument that potentially subjects the Company to concentrations of credit risk consists principally of cash, accounts receivable, and due from related parties. To minimize the credit risk, the Company places its cash with large financial institutions.

Amounts due from related parties of $2,419,447 (March 31, 2024 - $1,937,270) are due from companies controlled by key management personnel. These amounts are expected to be settled through future service agreements, and as such, credit risk is assessed as low. As of December 31, 2024, management assessed that there is no need to provide a credit loss allowance.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations, cash holdings, and anticipated future financing transactions.

Contractual cash flow requirements as of December 31, 2024, were as follows:

	<1 year $	1-2 years $	2-5 years $	>5 years $	Total $
Accounts payable and accrued liabilities	3,161,013	-	-	-	3,161,013
Convertible debenture	-	11,509,200	-	-	11,509,200
Loans payable	7,752	7,752	23,256	100,269	139,029
Total	3,168,765	11,516,952	23,256	100,269	14,809,242

As of December 31, 2024, the Company had a working capital deficit of $23,697,120 (March 31, 2024 - $7,270,243).

Foreign exchange risk

Foreign exchange risk is the risk that the fair value or future cash flows will fluctuate due to changes in foreign exchange rates. The Company has financial assets denoted in Euros and Canadian dollars and is therefore exposed to exchange rate fluctuations. As of December 31, 2024, the Company had the equivalent of $18,162,147 (March 31, 2024 - $552,476) net financial liabilities denominated in Canadian dollars and $158,057 (March 31, 2024 - $117,648) in net financial assets denominated in Euros.

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market interest rates. The interest earned on cash balances approximate fair value rates, and the Company is not subject to significant risk due to fluctuating interest rates. As of December 31, 2024, the Company does not hold any liabilities that are subject to fluctuations in market interest rates.

Price risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or currency risk. The Company is not exposed to other price risks.

SIGNIFICANT PROJECTS NOT GENERATING REVENUE

The Company launched a private beta program of Genius (including Genius Agents and Genius Core) in early 2024 with ten partners, all of whom the Company had an existing business relationship with. The Company has launched the public beta program for a broader number of developers for the second half of 2024. This public beta program is expected to include enhanced functionalities and is intended to help the Company increase its potential customer base, while refining its product offerings in anticipation of the full launch of Genius.

20

VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The information included in the consolidated financial statement and this MD&A is the responsibility of management, and their preparation requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amount of expenses during the reported period. Actual results could differ from those estimates.

RELIANCE ON KEY PERSONNEL

The success of the Company will be largely dependent upon the performance of its management and key employees and contractors. In assessing the risk of an investment in the shares of the Company, potential investors should realize that they are relying on the experience, judgment, discretion, integrity and good faith of the proposed management of the Company.

CONFLICTS OF INTEREST

Certain directors and officers of the Company will be engaged in, and will continue to engage in, other business activities on their own behalf and on behalf of other companies. As a result of these and other activities, such directors and officers of the Company may become subject to conflicts of interest. The BCBCA provides that in the event that a director or senior officer has a material interest in a contract or proposed contract or agreement that is material to the issuer, the director or senior officer must disclose his or her interest in such contract or agreement and a director must refrain from voting on any matter in respect of such contract or agreement, subject to and in accordance with the BCBCA. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the BCBCA. To the knowledge of the management of the Company, as at the date of this MD&A, there are no existing or potential material conflicts of interest between the Company and a director or officer of the Company, except as otherwise disclosed in this MD&A.

DIVIDENDS

To date, the Company has not paid any dividends on its outstanding Subordinate Voting Shares. Any decision to pay dividends on the shares of the Company will be made by the Board of Directors on the basis of the Company’s earnings, financial requirements and other conditions.

LIMITED OPERATING HISTORY

The Company was incorporated in November 2020 and has yet to generate a profit from its activities. The Company will be subject to all of the business risks and uncertainties associated with any business enterprise, including the risk that it will not achieve its growth objective. The Company anticipates that it may take several years to achieve positive cash flow from operations. There is no certainty that the Company will produce revenue, operate profitably or provide a return on investment in the future.

OTHER RISK FACTORS

The Company is subject to a number of other risks and uncertainties and is affected by several factors which could have a material adverse effect on the Company’s business, financial condition, operating results, and/or future prospects. These risks should be considered when evaluating an investment in the Company and may, among other things, cause a decline in the price of the Company’s securities. The risks and uncertainties which management considered the most material to the Company’s business are described in the section entitled, “RISK FACTORS” of the Company’s Annual Information Form filed on SEDAR on July 2, 2024.

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VERSES AI INC. Management’s Discussion and Analysis As of February 14, 2025

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Disclosure controls and procedures (“DC&P”) are intended to provide reasonable assurance that information required to be disclosed is recorded, processed, summarized, and reported within the time periods specified by securities regulations and that the information required to be disclosed is accumulated and communicated to management. Internal controls over financial reporting (“ICFR”) are intended to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. In connection with National Instrument 52-109 (Certificate of Disclosure in Issuer’s Annual and Interim Filings) (“NI 52-109”), the Chief Executive Officer and Chief Financial Officer of the Company have each delivered a certificate in form provided for in 52-109F2 - Certification of Interim Filings with respect to the Company’s DC&P and ICFR and the financial information contained in the consolidated financial statements for the period ended December 31, 2024 and this accompanying MD&A.

Changes in internal control over financial reporting

Since adoption on November 1, 2021, and during the period beginning on April 1, 2024, and ended on December 31, 2024, there have been no changes in the Company’s ICFR that have materially affected, or is reasonably likely to materially affect, the Company’s ICFR.

ADDITIONAL INFORMATION

Additional information about the Company, including the financial statements, is available on the Company’s website at https://www.verses.ai and on SEDAR+ at www.sedarplus.ca.

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